JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

May 11, 2007

By EDGAR and Fax: 202-772-9210

Ms. Joyce Sweeney

Staff Accountant

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Ms. Sweeney:

This letter follows Staff’s comment letter dated May 9, 2007, concerning the above captioned filing.

We have carefully reviewed the comment letter and Belvedere SoCal is prepared to file, as soon as possible, a second amendment to the S-4 Registration Statement addressing each of Staff’s comments. However, it is clear that there are still several accounting issues between Staff and Professional Business Bank which have not been finally resolved. In the hope of avoiding delay, we appreciate that Staff has had telephone conferences with Michael McCall, the Chief Financial Officer of Professional Business Bank, and its accountants to discuss these issues. We also appreciate that Staff has further agreed to review the attached supplemental submissions which set forth the views of Professional Business Bank and its accounting firm on these matters.

We hope that these enclosures aid in the resolution of these accounting issues and adequately address your concerns. Thank you for your cooperation in regards to this matter.

Very truly yours,

/s/ John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

cc:	Gregory Dundas, Esq. SEC
Justin Evans
Barbara Polsky, Esq.
Ken Johnson

Responses to SEC Letter Dated May 9, 2007

Question 10

When a loan is originated under the CalCAP program, an amount equal to 8% of the loan commitment amount is funded into a “loss reserve account.” The California Pollution Control Financing Authority, the borrower and Professional Business Bank fund 50%, 25% and 25%, respectively, of the contribution, or 4%, 2% and 2%, respectively, of the loan commitment amount.

The loss reserve account is an interest bearing deposit account owned and controlled by the California Pollution Control Financing Authority. The purpose of the loss reserve account is to absorb losses on the portfolio of loans Professional Business Bank originates under the program (that is, losses on any individual current or future loan could deplete the loss reserve account). If Professional Business Bank decides to withdraw from the program, the remaining balance in the loss reserve account after the California Pollution Control Financing Authority withdraws its pro rata portion (based on total contributions) of the account balance will be paid to Professional Business Bank. As a result, if Professional Business Bank were to withdraw from the program it would be entitled to receive the borrowers’ and its contributions plus a half of the interest earned, net of half of the cumulative loan losses and net of administrative costs that the California Pollution Control Financing Authority may have withdrawn from the reserve account as permitted by the program. Losses in excess of the total contributions made would be borne by Professional Business Bank.

Professional Business Bank believes that it is appropriate to expense its contributions to the loss reserve account because such contributions do not qualify as “assets” as defined by Statement of Financial Accounting Concepts No. 6 for the following reasons:

1.	While Professional Business Bank has a tangential right to the account, it does not control or have the ability to limit others’ access to it. A final distribution from the account to Professional Business Bank is predicated on future events, namely, its formal withdrawal from the program, all loans being repaid and cumulative losses over the life of the program being less than the total contributions made to the account.

2.	Substantial uncertainty surrounds the total amount that will ultimately be distributed from the loss reserve account to Professional Business Bank. The amount will be impacted not only by known losses in the portfolio at a point in time, but by the impact of future economic events on that portfolio, loans that are subsequently originated under the program. In addition, the loans originated under the program have a higher risk of loss than the loans Professional Business Bank originates outside of the program. As a result of these uncertainties, Professional Business Bank is unable to estimate the amount of contributions that will ultimately be recovered.

The purpose of the loan loss reserve account is to absorb losses on the CalCAP portfolio of loans. Professional Business Bank’s contributions to the account are an expense that should be reflected in the period they are incurred, similar to the provision for loan losses. Although the dollar amount of the losses to be incurred is not always certain during a financial reporting period, Professional Business Bank believes that incurring a 2% expense (or reserve) is not unreasonable given the inherent risk of these loans when compared to its provision for loan losses for the remainder of its portfolio.

While Professional Business Bank also has a tangential right to the borrowers’ contributions to the loss reserve account, Professional Business Bank believes it is inappropriate for it to recognize the borrowers’ contributions as an asset for the above reasons.

It should also be noted that the California Pollution Control Financing Authority’s website lists 35 other banks in California (including SEC registrants) as originators of loans under this program. In determining the appropriateness of its accounting policies related to the program, Professional Business Bank and its independent auditors spoke to a number of these institutions (including SEC registrants) to determine if its accounting treatment for contributions was consistent with how those banks accounted for them. Without exception, the banks contacted expense all contributions they make to loan loss reserve accounts at the time they are made.

Responses to SEC Letter Dated May 9, 2007

Question 16

Professional Business Bank originates all loans, including SBA loans, for its portfolio. As future market conditions change, Professional Business Bank sometimes is given the opportunity to sell loans. When those opportunities arise, Professional Business Bank evaluates the opportunity and makes a decision to sell or retain the loan on a case by case basis.

Historically, the only loans that Professional Business Bank has sold are the guaranteed portion of SBA 7A loans and the sale of those loans have occurred within two months and 13 months of the origination date of the loans.

In 2004, Professional Business Bank originated 15 SBA 7A loans totaling $10.0 million ($7.5 million guaranteed, $2.5 million not guaranteed). In 2004, the guaranteed portion of 11 loans of those loans were sold (original guaranteed principal amount of $5.6 million). In 2005, the guaranteed portion of the remaining 4 SBA 7A loans originated in 2004 were sold (original guaranteed principal amount of $1.9 million).

In 2005, Professional Business Bank originated 11 SBA 7A loans totaling $7.8 million ($5.8 million guaranteed, $2.0 million not guaranteed). In 2005, the guaranteed portion of 6 loans of those loans were sold (original guaranteed principal amount of $2.6 million). In 2006, the guaranteed portion of 2 SBA 7A loans originated in 2005 were sold (original guaranteed principal amount of $1.6 million). The remaining 3 SBA 7A loans originated in 2005 have not been sold.

In 2006, Professional Business Bank originated 5 SBA 7A loans totaling $2.4 million ($1.7 million guaranteed, $0.7 million not guaranteed). In 2006, the guaranteed portion of 3 loans of those loans were sold (original guaranteed principal amount of $1.5 million). The remaining 2 SBA 7A loans originated in 2006 have not been sold.

To date, there have been no loan sales in 2007.

Response to SEC Comments

Comment 17.

As of December 31, 2006 the recoverability of deferred tax assets was based on future income. The Bank has used a one year time horizon as a conservative estimate of future income and has consistently applied this methodology since it began to reduce its valuation allowance. The $120,000 of valuation allowance at December 31, 2006, was determined to be reasonable based upon the following factors:

1.	Based on the Bank’s estimated 2007 pretax income of approximately $1,600,000, the deferred tax asset that would be realizable in 2007 would be $656,000. The Bank’s actual net deferred tax asset was $785,000.

2.	The Bank’s state taxable income for both 2005 and 2006 was substantially less than originally estimated due to non-taxable income for state tax purposes. These totaled approximately $600,000 for 2006 and $800,000 for 2005. As a result, the period over which the state net operating losses (NOL’s) will be realized will be much longer than the period over which the federal NOL’s will be recognized. If those amounts of non-taxable income increase, there is a possibility that not all of the state NOL’s will be utilized before they expire in 2013. State taxable income in 2006 was approximately $684,000.

3.	The valuation allowance appeared appropriate to be applied against the state NOL benefits given the uncertainty of the Bank’s future taxable income. The Bank’s unrealized tax benefit for NOL’s as of December 31, 2006 was $453,000, which is comprised of $204,000 of federal NOL benefit and $249,000 of state NOL benefit. The remaining valuation allowance of $120,000 is essentially a 48% valuation allowance for the state NOL benefit for future periods. This appeared reasonable since historically, taxable income has been less than originally projected.

Considering all of the above factors as a whole, it did not appear “more likely than not” that the Bank would be able to sufficiently utilize its state NOL’s within the next year to warrant taking additional income tax benefit into income. Accordingly, the valuation allowance was only utilized to absorb the amount of income tax expense that was incurred on the Bank’s 2006 pre-tax income. Since the total amount of the valuation allowance was considered immaterial to the financial statements as a whole, the Bank chose the more conservative path in accordance with its methodology of recovering deferred tax assets as described above.

Comment 18

The use of one year of future income to determine the amount of deferred tax asset was based on the Bank’s own historical policy, banking industry practices, and conservatism. The Bank’s plan was to recognize a deferred tax asset that was more likely than not to be recognized based on the following year’s budgeted net income, there by establishing the valuation allowance. The non-taxable income that was addressed in Comment 17 caused the Bank to reevaluate its position of recognizing the tax benefits as quickly as it had in 2005 and in 2004.